
13000828

AMETEK®

CLEAR VISION • SOUND STRATEGIES • SOLID PERFORMANCE

2012 ANNUAL REPORT

CONTENTS

FINANCIAL HIGHLIGHTS

(In millions, except per share amounts and number of employees)

Year Ended December 31	2012	2011	2010	2009	2008
Net sales	**$3,334.2**	$2,989.9	$2,471.0	$2,098.4	$2,531.1
Operating income	**745.9**	635.9	482.2	366.1	432.7
Net income	**459.1**	384.5	283.9	205.8	247.0
EBITDA[1]	**842.7**	712.2	545.9	428.0	489.4
Diluted earnings per share[2]	**1.88**	1.58	1.18	0.85	1.02
Dividends declared and paid per share[2]	**0.22**	0.16	0.12	0.11	0.11
Free cash flow[3]	**555.1**	457.8	383.8	331.6	203.1
Capital expenditures	**57.4**	50.8	39.2	33.1	44.2
At December 31					
Total debt	**$1,453.8**	$1,263.9	$1,168.5	$1,041.7	$1,111.7
Net debt[4]	**$1,295.8**	$1,093.5	$1,005.3	$ 795.3	$1,024.7
Stockholders' equity	**$2,535.2**	$2,052.8	$1,775.2	$1,567.0	$1,287.8
Shares outstanding[2]	**243.4**	240.6	241.1	242.7	240.1
Number of employees	**13,700**	12,200	11,600	10,100	11,700

(1) EBITDA represents earnings before interest, income taxes, depreciation and amortization. (See table on page 25 for a reconciliation of net income reported in accordance with U.S. generally accepted accounting principles (GAAP) to EBITDA.)

(2) Diluted earnings per share, dividends declared and paid per share and shares outstanding have been adjusted to reflect a three-for-two stock split paid to stockholders on June 29, 2012.

(3) Free cash flow represents cash flow from operating activities less capital expenditures. (See table on page 25 for a reconciliation of cash flow from operating activities reported in accordance with U.S. GAAP to free cash flow.)

(4) Net debt represents total debt minus cash and cash equivalents. (See table on page 25 for a reconciliation of total debt reported in accordance with U.S. GAAP to net debt.)


Net Sales
(In millions)
$3,500
2,800
2,100
1,400
700
0
03 04 05 06 07 08 09 10 11 12

10-Year CAGR is 12%


Diluted Earnings per Share
$2.00
1.60
1.20
0.80
0.40
0.00
03 04 05 06 07 08 09 10 11 12

10-Year CAGR is 18%

CAGR = Compound Annual Growth Rate

LETTER TO SHAREHOLDERS

AMETEK had another outstanding year in 2012. It was our best ever in terms of orders, sales, operating income, diluted earnings per share and operating cash flow. Our businesses performed well and achieved excellent results for our shareholders.

Another Outstanding Year

Our businesses performed well and achieved excellent results in 2012. We surpassed our strong 2011 performance and established records for orders, sales, operating income, operating margins, net income, diluted earnings per share and operating cash flow.

We continued our focus on Operational Excellence and achieved significant margin and profit improvements, despite a challenging global economy. We increased our investment in new product development and global market expansion. We acquired seven highly differentiated businesses that strengthened our product portfolio and broadened our market reach.

Our sales in 2012 were up 12% from 2011 to $3.3 billion. Operating income was up 17% to $746 million and operating margins were up 110 basis points to 22.4%. Full-year net income was $459 million, a $75 million increase over 2011. Operating cash flow was $612 million, and our diluted earnings per share were $1.88, a 19% increase from 2011. Our earnings per share reflect a 3-for-2 stock split that became effective June 2012.

Outlook for 2013

We look forward to continuing our strong performance in 2013. Our backlog at year-end was a record $1.11 billion. With our solid backlog, highly diversified business portfolio, proven operational capabilities and successful focus on strategic acquisitions, we expect our businesses to perform well again in 2013.

We will continue to implement our Four Growth Strategies: Operational Excellence, Strategic Acquisitions, New Products, and Global & Market Expansion. We will focus on cost reduction and asset management. We plan to add to our portfolio of highly differentiated products and businesses. We will pursue growth opportunities in new and emerging markets. And we will remain committed to providing our shareholders outstanding returns on their investment.

Clear Vision and Strategy

Our vision is to double the size and profitability of AMETEK over the next five years. This vision will be achieved by continued focus on our Four Growth Strategies. The solid execution of these strategies by our experienced management team is the principal reason why our businesses have performed so well. Supporting that team is a highly committed workforce, a disciplined approach to managing our businesses, and strict adherence to a strong set of core corporate values.

Operational Excellence

Operational Excellence, with its emphasis on cost and asset



Frank S. Hermance
Chairman of the Board and Chief Executive Officer

management, has driven both our competitive and financial success. It is essential to our ability to leverage our businesses and bring our strong sales growth to the bottom line. It helped us expand low-cost production at our plants in China, the Czech Republic and Mexico, and guides our efforts as we integrate new low-cost plants in China and Serbia, which were acquired in 2012.

We have adapted Operational Excellence to our back office operations and made it a key part of new product development. We have embraced Design for Six Sigma and Value Analysis/Value Engineering as proven methods for enhancing the quality of our products and increasing the pace of innovation. Also, we are driving lower costs through our global sourcing and strategic procurement initiatives.

Overall, Operational Excellence helped us achieve approximately $85 million in savings in 2012 and was key to setting an all-time record with an operating margin of 22.4%.

Strategic Acquisitions

We had an outstanding year for acquisitions in 2012, spending a record $750 million and acquiring seven businesses with approximately $450 million in annual revenue. These businesses provide us with valuable growth opportunities and add to our position in precision motion control, high-end analytical instruments, and aerospace maintenance, repair and overhaul.

All offer unique, highly differentiated products, technologies and services and are leaders in their respective markets. Each fits well within our existing business portfolio. In several instances, they serve common markets or customers.

We acquired:

- O'Brien Corporation, a leader in fluid and gas handling systems and process analyzers for the oil, gas and petrochemical industries
- Dunkermotoren, a leader in engineered precision motion control solutions for industrial automation and other industrial applications
- Micro-Poise, the world leader in integrated test and measurement solutions for the tire industry
- Aero Components International and Avtech Avionics and Instruments, FAA-certified aviation repair operations located in Miami
- Sunpower, a leader in Stirling cycle cryocoolers and heat engine technology
- Crystal Engineering, a leader in high-end, portable pressure calibrators and digital test gauges

We have the management strength and financial capacity to continue our strategic acquisition efforts. We will focus on acquiring businesses that meet our financial and strategic criteria for acquisition, offer opportunities for growth in new markets and technologies, and provide excellent synergies with our existing lines of business.

Global & Market Expansion

Global and market expansion has been critical to our growth and success. In recent years, we have experienced significant sales growth outside the United States. In 2012, our international sales were up 14% over 2011 to $1.7 billion and accounted for more than half of our total revenues.

While Europe remains our largest international market, we see great opportunities in the BRIC countries (Brazil, Russia, India and China). We expanded



Total Return to Shareholders
$800
700
600
500
400
300
200
100
0
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011
12/31/2012
AMETEK, Inc.
Dow Jones U.S. Electronic Equipment Index
Russell 1000 Index

The chart above depicts the performance of $100 invested in AMETEK, Inc. versus the Dow Jones U.S. Electronic Equipment and the Russell 1000 Indexes on December 31, 2002, including reinvestment of dividends.

our manufacturing footprint in China, acquired facilities in Beijing and Taicang, and expanded our China sales and distribution network. In India, we continued to enhance our sales, marketing and engineering capabilities, and in Brazil, we completed a 140,000-square-foot manufacturing facility near São Paulo for both our electronic instruments and electromechanical businesses.

New Products

New products are essential to driving internal growth and for building leading market positions. We have maintained a consistent investment in product development and engineering, regardless of the economic cycle. Since 2008, we have invested more than $620 million to develop and launch new products and in 2013 plan to increase spending on product development and engineering 11% from 2012 to a record $172 million.

Among our recent product introductions are advanced aircraft engine sensors; compact micro motors; ultrathin titanium alloys for medical products; high-precision imaging and analysis tools for basic research, materials science and advanced manufacturing; and sophisticated process analyzers and instruments for controlling processes, reducing emissions and improving energy efficiency.

Confident Future

We are confident in the outlook for 2013 and beyond. We are financially strong. We have a solid Corporate Growth Plan built on our Four Growth Strategies. The successful implementation of those Growth Strategies should yield excellent future results from our businesses.

Much of our success is due to the hard work and dedication of AMETEK colleagues worldwide. Their efforts are reflected in our outstanding stock price performance. Our stock price has more than doubled over the past three years, significantly outpacing our benchmark indexes—the Dow Jones U.S. Electronic Equipment and Russell 1000 Indexes.

We have benefitted greatly from the strength and experience of our management team. In July, John J. Molinelli, Executive Vice President and Chief Financial Officer, retired after 43 years of outstanding service, including 18 years as Chief Financial Officer. We are extremely grateful to John for his many contributions to our Company. Robert R. Mandos, Jr. succeeded John. He is a 31-year AMETEK veteran, who served as Corporate Comptroller since 1996.

In December, David A. Zapico was elected Executive Vice President and Chief Operating Officer. Dave is especially qualified for his new position. During his 23 years with AMETEK, he has played an instrumental role in our success, most recently as President, Electronic Instruments.

AMETEK today is stronger than ever. We are led by an experienced team focused on achieving results, building value and growing AMETEK to serve the best interests of our customers, shareholders and employees, and the communities in which we are located.

On behalf of my AMETEK colleagues, I thank you for your continued support and confidence and greatly appreciate your investment in AMETEK.

We look forward to reporting to you on our future progress and achievements.



Frank S. Hermance
Chairman of the Board and
Chief Executive Officer

March 15, 2013



Corporate Executive Officers (from left to right):

Robert R. Mandos, Jr., Executive Vice President and Chief Financial Officer

David A. Zapico, Executive Vice President and Chief Operating Officer

John Wesley Hardin, President, Electronic Instruments

Timothy N. Jones, President, Electromechanical Group

AT A GLANCE

Sales by Region



Europe
Asia
United States
Rest of World



EIG Sales
(In millions)
$2,000
1,600
1,200
800
400
0
03 04 05 06 07 08 09 10 11 12



EIG Income
(In millions)
$550
440
330
220
110
0
03 04 05 06 07 08 09 10 11 12



EMG Sales
(In millions)
$2,000
1,600
1,200
800
400
0
03 04 05 06 07 08 09 10 11 12



EMG Income
(In millions)
$550
440
330
220
110
0
03 04 05 06 07 08 09 10 11 12

AMETEK is a global leader in electronic instruments and electromechanical devices with nearly 14,000 colleagues at over 120 operating facilities around the world. Supporting those operations are more than 80 sales and service locations across the United States and in nearly 30 other countries around the world.

AMETEK consists of two business groups: Electronic Instruments and Electromechanical. Electronic Instruments is a leader in the design and manufacture of advanced instruments for the process, aerospace, power and industrial markets. Electromechanical is a differentiated supplier of electrical interconnects, precision motion control solutions, specialty metals, thermal management systems, and floor care and specialty motors.

Electronic Instruments Group (EIG)

- EIG is a global leader in process and analytical instrumentation for the oil, gas, chemical/petrochemical, pharmaceutical, semiconductor and factory automation markets.
- EIG provides a growing range of analytical instruments for the research and laboratory equipment, ultraprecision manufacturing, medical, and test and measurement markets.
- In aerospace, EIG supplies engine sensors, aircraft sensors, monitoring systems, power supplies, data acquisition units, fluid measurement systems and cable assemblies.
- EIG is a leader in power quality monitoring and metering, uninterruptible power supplies, programmable power equipment and sensors for gas turbine generators.
- EIG is a leader in dashboard instruments for heavy trucks, military vehicles and construction equipment as well as timing controls and cooking computers for the food service industry.
- EIG supplies industrial battery chargers, contactors, solenoids, switches, heat exchangers and custom-compounded engineered plastics.

Electromechanical Group (EMG)

- EMG is a leader in highly engineered electrical connectors and packaging for protecting sensitive devices in aerospace, defense, medical and industrial applications.
- EMG provides high-purity powdered metals, metal strip and foil, specialty clad metals, shaped wire, and advanced metal matrix composites for a wide range of industrial applications.
- EMG is a leader in precision motion control products used in data storage, medical devices, business equipment, factory automation and other applications.
- EMG blowers and heat exchangers provide electronic cooling and environmental control for the aerospace and defense industries.
- EMG operates a global network of aviation maintenance, repair and overhaul facilities.
- EMG also manufactures motors used in commercial appliances, fitness equipment, food and beverage machines, hydraulic pumps, industrial blowers and vacuum cleaners.

AMETEK's Four Growth Strategies are the foundation for the Company's Corporate Growth Plan. The solid implementation of those strategies is the basis for AMETEK's continued success and positive outlook.

International Sales
(In millions)


$2,000
1,600
1,200
800
400
0
03 04 05 06 07 08 09 10 11 12

AMETEK's Four Growth Strategies serve as the framework for its Corporate Growth Plan. Supporting those strategies is an experienced management team with a disciplined approach to managing AMETEK's businesses and a set of strong core corporate values.

Operational Excellence

Operational Excellence is AMETEK's cornerstone strategy. The Company's adherence to the principles of Operational Excellence has enabled AMETEK to achieve excellent results despite a challenging global economy. With its focus on cost and asset management, Operational Excellence has been pivotal in achieving superior working capital and asset management results and is a primary reason AMETEK posted a record operating margin of 22.4% in 2012. The benefits of Operational Excellence can be seen in AMETEK's operating cash flow, which increased 20% in 2012 to a record $612 million.

As part of Operational Excellence, AMETEK employs a variety of tools, including lean manufacturing, moving production to low-cost locales, global sourcing, Design for Six Sigma, and Value Analysis/Value Engineering. Each has played an important role in reducing costs, improving efficiencies, and enhancing the pace and quality of new product development.

These methods play key roles in AMETEK's low-cost manufacturing strategy, enabling AMETEK to smoothly expand manufacturing at plants in China, the Czech Republic and Mexico. In 2012, sales from low-cost manufacturing facilities increased 12%, to over $400 million. In addition, AMETEK expanded its low-cost manufacturing footprint by acquiring two plants in China and one in Serbia.

Other aspects of Operational Excellence at AMETEK are its global sourcing and strategic procurement initiatives, which realized nearly $50 million in savings in 2012. Overall, Operational Excellence initiatives yielded savings totaling $85 million in 2012; similar results are expected in 2013.

Operational Excellence also is an integral component of AMETEK's acquisition integration process, allowing AMETEK to quickly capture synergies from newly acquired businesses by leveraging Operational Excellence opportunities.

Strategic Acquisitions

Acquisitions are key to AMETEK's Corporate Growth Plan. AMETEK has a focused acquisition strategy, a thorough due diligence process, and a proven ability to quickly integrate newly acquired businesses. In 2012, AMETEK spent a record $750 million to acquire seven businesses with annualized revenues totaling approximately $450 million.

All seven are highly differentiated businesses that expand AMETEK's opportunities in several key areas, including precision motion control, high-end analytical instruments, test and measurement instruments, and aerospace maintenance, repair and overhaul.

AMETEK's 2012 acquisitions:

- **O'Brien Corporation** is a leading manufacturer of fluid and gas handling solutions, sample conditioning equipment and process analyzers. Based in St. Louis, O'Brien makes products that are both highly differentiated and highly complementary to AMETEK's process instruments. Together they enable AMETEK to offer its customers a broader range of process analysis solutions.
- **Dunkermotoren** is a leader in precision motion control solutions. With plants in Germany, China, England and Serbia, Dunkermotoren adds to AMETEK's leadership in motion control applications, increasing its presence in several important geographic regions and end markets, and broadening its manufacturing base in Europe and Asia.
- **Micro-Poise Measurement Systems** is a leading provider of test and measurement solutions for the tire industry. With operations in Streetsboro, Ohio; Troy, Michigan; Beijing; and Lübeck, Germany, Micro-Poise establishes AMETEK as the leader in global tire testing and adds to AMETEK's position in the attractive materials test and measurement equipment market.
- **Aero Components International (ACI) and Avtech Avionics and Instruments (Avtech)** are FAA-certified aviation repair operations located in Miami, that extend the scope of AMETEK's global aerospace maintenance, repair and overhaul capabilities, with ACI bringing a specialty in fuel systems and Avtech an expertise in next generation avionics.
- **Sunpower** is a leader in Stirling cycle cryocoolers used for lowering temperatures to below -150°C and heat engines for use in micro cogeneration (heat and power) devices. Based in Athens, Ohio, Sunpower provides critical technology for AMETEK's highly successful



Dr. John H. Lux Award

The 2012 Dr. John H. Lux Total Quality Accomplishment Award was won by CAMECA, a unit of AMETEK's Materials Analysis Division. CAMECA manufactures high-end elemental analysis systems used in advanced laboratory research, semiconductor and nanotechnology applications.

CAMECA undertook a concerted effort to reduce working capital and improve overall business efficiency. It implemented initiatives to improve quality and on-time delivery of sourced components, reengineered its manufacturing processes to reduce production times, and worked closely with its customers to establish firm, mutually beneficial delivery times. The results were a steady decrease in CAMECA's working capital needs and improvement in manufacturing efficiencies.

Pictured above, clockwise from left: Nora Lamraoui, David Lahoz, Patrick McCarthy, Georges Antier, Jean-Charles Chen, Michel Biole, Philippe Saliot, Jacques Jolly and Dominique Eriaud.
Not pictured: Cindy Blondeel, Peter Clifton, Tadashi Iba and Yung Tang.



AMETEK developed advanced engine sensors for Snecma (Safran), a leading aircraft engine manufacturer for the Boeing 737 MAX, A320neo and Comac C919 commercial airliners.

Research, Development and Engineering Expense

(In millions)


$160
120
80
40
0
03 04 05 06 07 08 09 10 11 12

portable radiation identifiers as well as a range of medical, scientific, telecommunications and space applications.

- **Crystal Engineering,** headquartered in San Luis Obispo, California, manufactures high-end, portable pressure calibrators and digital test gauges for the oil and gas, power generation and other industrial markets. Its pressure calibrators and test gauges fit well with AMETEK's line of calibration instruments, strengthening AMETEK technologically while broadening its line of high-end calibration instruments.

Global & Market Expansion

AMETEK is a global company. In recent years, it has greatly expanded its global footprint, acquiring businesses with significant international sales, while increasing its investment in a growing global sales and distribution network. AMETEK now operates nearly 50 manufacturing plants and more than 60 sales and service centers in nearly 30 countries outside the United States.

In 2012, international sales accounted for more than half of AMETEK's revenues, totaling $1.7 billion, up 14% from 2011. AMETEK seeks to further increase its percentage of international sales, reflecting its growing international customer base and the attractive growth potential of its businesses overseas.

AMETEK is especially focused on the BRIC countries (Brazil, Russia, India and China), where sales totaled $364 million in 2012, up 12% from 2011. Among the BRIC countries, AMETEK's most significant presence is in China, where it has a well-established manufacturing base and a growing sales and service network. In 2012, it added additional manufacturing facilities in Beijing and Taicang with the acquisitions of Micro-Poise and Dunkermotoren, respectively.

In India, AMETEK established its first direct sales presence in 2009 and expanded it by acquiring a national network of sales and distribution offices. Today, AMETEK operates nearly a dozen sales and service centers





Acquired in 2012, Dunkermotoren, a leader in brushless direct-current motors for motion control applications, broadens AMETEK's presence in key markets and expands AMETEK's manufacturing base in both Europe and Asia.

across India, along with an instrument demonstration facility, and has expanded engineering capabilities at its Bangalore location.

In Brazil, AMETEK completed a 140,000-square-foot manufacturing facility in 2012 near São Paulo to serve its growing Latin American customer base. Among those customers is Petroleo Brasileiro SA (Petrobras), Brazil's energy giant, which awarded AMETEK a multimillion-dollar contract to supply industrial uninterruptible power supply systems for its Comperj refinery under construction near Rio de Janeiro and one of several that Petrobras has planned or has under way in Brazil.

New Products

Among AMETEK's greatest strengths is new product development. AMETEK has a demonstrated ability to develop innovative new products and to bring them to market successfully. It has consistently added to its investment in research, development and engineering, and spent a record $155 million in 2012, up 13% from 2011.

This investment has resulted in the introduction of a steady stream of new products across all of AMETEK's businesses. Sales of products introduced in the past three years accounted for $716 million or 21% of AMETEK's total revenues in 2012. That reflects AMETEK's ability to anticipate the needs of its customers and to develop new products that meet those needs.

AMETEK has improved its new product development efforts with the adoption of Design for Six Sigma and Value Analysis/ Value Engineering methods for improving the pace and quality of product innovation.

Among AMETEK's recent new products:

- Advanced aircraft engine sensors were developed for Snecma (Safran), a leading aircraft engine manufacturer, for use in the Boeing 737 MAX, Airbus A320neo and Comac C919 commercial airliners.
- Design and performance improvements to compact brushless PITTMAN® motors make them ideal for a wide



Nanoform
TMC

AMETEK's Nanoform 250 Ultra precision machining system with STACIS active vibration cancellation is used to manufacture ultraprecise optical lenses and other components used in cell phones, tablet computers and similar devices.



Revenue from New Products
(In millions)
$750
600
450
300
150
0
03 04 05 06 07 08 09 10 11 12

range of demanding medical applications, including high-speed surgical instruments, dental drills and other small medical devices.

- The CAMECA IMS 7F-Auto incorporates the latest enhancements in secondary ion mass spectrometry to deliver precise elemental and isotopic analysis for challenging materials science and semiconductor research applications.
- The Precitech Nanoform 250 Ultra precision machining system provides nanometric levels of accuracy for manufacturers of precision optical lenses, lens molds and other precision-machined components. Among its features are ultrasensitive Max Damp® vibration isolation and STACIS® active vibration cancellation systems from AMETEK's TMC business unit.
- The small size, minimal weight and maximum airflow of the ultracompact ROTRON® MINIMAX and Nanos II/3 vaneaxial fans make them the ideal choices for spot cooling of electronic equipment and other limited-space applications.
- The portable Model 292B BTU analyzer from AMETEK Process Instruments accurately measures the energy content of natural gas. The instrument features a rugged gas chromatograph, fully integrated sample handling system and enhanced user interface.

Strong Core Values

Embedded within the framework of AMETEK's Four Growth Strategies is a disciplined management approach that guides AMETEK's investment in new products and facilities, assists in identifying and integrating


AMETEK



The portable AMETEK Model 292B BTU analyzer gives producers and end users the ability to accurately measure the energy content of natural gas.

acquisitions, and continuously improves operations.

Fundamental to that disciplined management approach are certain core disciplines and values that are critical to AMETEK's success. First among them is a commitment to the highest standards of business conduct and ethical responsibility.

All AMETEK colleagues are required to adhere to a written Code of Ethics. AMETEK has a separate Financial Code of Ethics for the Chief Executive Officer and senior financial managers. It also maintains a strong system of internal financial controls that is actively monitored by senior management and has implemented additional safeguards to ensure the integrity and compliance of its businesses and financial systems.

AMETEK is committed to a culture that values diversity and that fosters a work environment that enables colleagues to develop meaningful and rewarding careers. AMETEK actively challenges senior managers to recruit, train and develop individuals with diverse backgrounds and experience. In addition, it is sensitive to the needs of its local communities, actively supporting programs designed to meet these communities' health, educational, social and civic needs.

AMETEK is committed to operating its plants and facilities worldwide in an environmentally responsible manner. In addition, many AMETEK products help support customer sustainability initiatives, such as production of renewable fuels and solar energy, reduction of potentially hazardous emissions and greenhouse gases, and increased energy efficiency.

Helmut N. Friedlaender Award

Each year, AMETEK presents the Helmut N. Friedlaender Business Leadership Award to an AMETEK management team that has demonstrated outstanding performance against a set of specific leadership objectives. The award is named for the late Helmut N. Friedlaender, a longtime AMETEK Board member who helped establish within AMETEK a legacy of excellence that remains an enduring element of its corporate culture. The 2013 award was presented to AMETEK Thermal Management Systems for developing a more agile, resourceful and customer-focused organization while fostering both diversity and an empowered workforce.



Management's Discussion and Analysis

This 2012 summary annual report contains abbreviated financial information. The complete text of Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and footnotes are presented in AMETEK's 2012 Form 10-K and in Appendix A to the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders.

Overview

AMETEK's operations are affected by global, regional and industry economic factors. However, the Company's strategic geographic and industry diversification, and its mix of products and services, have helped to limit the potential adverse impact of any unfavorable developments in any one industry or the economy of any single country on its consolidated operating results. In 2012, the Company established records for orders, backlog, sales, operating income, operating income margins, net income, diluted earnings per share and operating cash flow. Contributions from recent acquisitions, combined with successful Operational Excellence initiatives, had a positive impact on 2012 results.

On May 1, 2012, the Company's Board of Directors declared a three-for-two split of the Company's common stock. The stock split resulted in the issuance of one additional share for every two shares owned. The stock split was paid on June 29, 2012, to stockholders of record at the close of business on June 15, 2012. Additionally, the Board of Directors approved a 50% increase in the quarterly cash dividend rate on the Company's common stock to $0.06 per common share from $0.04 per common share on a post-split basis.

The Company continued its emphasis on investment in research, development and engineering, spending $154.8 million in 2012 before customer reimbursement of $5.0 million. Sales from products introduced in the last three years were $716.2 million or 21.5% of net sales.

The table on the opposite page sets forth net sales and operating income for the Company by business segment and on a consolidated basis for the years ended December 31, 2012, 2011, and 2010. The discussion that follows should be read in conjunction with the condensed consolidated financial statements appearing elsewhere in this summary annual report.

Review of Operations

AMETEK reported net sales for 2012 of $3,334.2 million, an increase of $344.3 million or 11.5%, compared with net sales of $2,989.9 million in 2011. The net sales increase for 2012 was attributable to higher order rates, as well as contributions from acquisitions completed in 2012 and 2011. The net sales increase for 2012 included internal sales growth of approximately 1%, which excludes a 1% unfavorable effect of foreign currency translation. The acquisitions mentioned above contributed to the net sales increase. Net sales for EIG were $1,872.6 million in 2012, an increase of 13.7% from net sales of $1,647.2 million in 2011. The net sales increase was due to internal growth of approximately 3%, excluding an unfavorable 1% effect of foreign currency translation, primarily driven by increases in EIG's oil and gas, aerospace and power businesses. The 2012 acquisitions of Micro-Poise and O'Brien and the 2011 acquisitions of TMC, EM Test and Reichert Technologies accounted for the remainder of the net sales increase. Net sales for EMG were $1,461.7 million in 2012, an increase of 8.9% from net sales of $1,342.7 million in 2011. The net sales increase was due to the 2012 acquisition of Dunkermotoren and the 2011 acquisitions of Coining and Avicenna, partially offset by an internal sales decline of 1% and an unfavorable 1% effect of foreign currency translation.

Total international sales for 2012 were $1,707.6 million or 51.2% of net sales, an increase of $206.5 million or 13.8%, compared with international sales of $1,501.1 million or 50.2% of net sales in 2011. The $206.5 million increase in international sales resulted

	(In thousands) Year Ended December 31,					
	2012		2011		2010	
Net sales[1]**:**						
Electronic Instruments	**$1,872,557**		$1,647,195		$1,324,113	
Electromechanical	**1,461,656**		1,342,719		1,146,839	
Consolidated net sales	**$3,334,213**		$2,989,914		$2,470,952	
		% of Sales		% of Sales		% of Sales
Operating income:						
Segment operating income[2]:						
Electronic Instruments	**$ 497,116**	**26.5**	$ 420,197	25.5	$ 316,184	23.9
Electromechanical	**292,205**	**20.0**	262,710	19.6	210,397	18.3
Total segment operating income	**789,321**	**23.7**	682,907	22.8	526,581	21.3
Corporate administrative and other expenses	**(43,449)**	**(1.3)**	(46,966)	(1.6)	(44,423)	(1.8)
Consolidated operating income	**$ 745,872**	**22.4**	$ 635,941	21.3	$ 482,158	19.5

(1) After elimination of intra- and intersegment sales, which are not significant in amount.

(2) Segment operating income represents net sales less all direct costs and expenses (including certain administrative and other expenses) applicable to each segment, but does not include interest expense.

from the acquisitions mentioned above, primarily driven by Dunkermotoren, and includes the effect of foreign currency translation. Both reportable segments of the Company maintain strong international sales presences in Europe and Asia despite weakness in the global economy. Export shipments from the United States, which are included in total international sales, were $862.6 million in 2012, an increase of $87.7 million or 11.3%, compared with $774.9 million in 2011. Export shipments improved due to increased exports from the 2012 and 2011 acquisitions noted above, excluding Dunkermotoren and EM Test.

New orders for 2012 were a record at $3,535.1 million, an increase of $462.6 million or 15.1%, compared with $3,072.5 million in 2011. The increase in orders was primarily attributable to 2012 and 2011 acquisitions, excluding a 1% unfavorable effect of foreign currency translation. As a result, the Company's backlog of unfilled orders at December 31, 2012 was a record at $1,112.3 million, an increase of $200.9 million or 22.0%, compared with $911.4 million at December 31, 2011.

Segment operating income for 2012 was $789.3 million, an increase of $106.4 million or 15.6%, compared with segment operating income of $682.9 million in 2011. Segment operating income, as a percentage of net sales, increased to 23.7% in 2012, compared with 22.8% in 2011. The increase in segment operating income and segment operating margins resulted primarily from the benefits of the Company's lower cost structure through Operational Excellence initiatives.

Selling, general and administrative (SG&A) expenses for 2012 were $380.5 million, an increase of $31.2 million or 8.9%, compared with $349.3 million in 2011. As a percentage of net sales, SG&A expenses were 11.4% for 2012, compared with

11.7% in 2011. Selling expenses increased $34.7 million or 11.4% for 2012 primarily driven by the increase in net sales noted above. Selling expenses, as a percentage of net sales, were 10.1% for both 2012 and 2011. Base business selling expenses were essentially flat year over year, which was in line with internal sales growth.

Corporate administrative expenses for 2012 were $43.1 million, a decrease of $3.5 million or 7.5%, compared with $46.6 million in 2011. The decrease in corporate administrative expenses was primarily driven by lower consulting and compensation-related expenses. As a percentage of net sales, corporate administrative expenses were 1.3% for 2012, compared with 1.6% in 2011.

Consolidated operating income was $745.9 million or 22.4% of net sales for 2012, an increase of $110.0 million or 17.3%, compared with $635.9 million or 21.3% of net sales in 2011.

Interest expense was $75.5 million for 2012, an increase of $5.8 million or 8.3%, compared with $69.7 million in 2011. The increase was due to higher borrowings under revolving credit facilities and higher fees associated with the full year impact of the revolving credit facility signed in September 2011 primarily for the acquisitions previously mentioned, as well as the full year impact of the issuance of a 55 million Swiss franc senior note in the fourth quarter of 2011.

Other expenses, net were $7.9 million for 2012, a decrease of $1.7 million, compared with $9.6 million in 2011. The decrease was primarily driven by higher investment income, a favorable impact from foreign currency in 2012 and the non-recurrence of costs incurred to demolish a vacant facility in 2011.

The effective tax rate for 2012 was 30.7%, compared with 30.9% in 2011. The effective tax rate for 2012 and 2011 includes the impact of international statutory tax rate reductions and the ongoing benefits obtained from international tax planning initiatives.

Net income for 2012 was $459.1 million, an increase of $74.6 million or 19.4%, compared with $384.5 million in 2011. Diluted earnings per share for 2012 were $1.88, an increase of $0.30 or 19.0%, compared with $1.58 per diluted share in 2011.

Review of Cash Flows and Financial Position

Cash provided by operating activities totaled $612.5 million in 2012, an increase of $103.9 million or 20.4%, compared with $508.6 million in 2011. The increase in cash provided by operating activities was primarily due to the $74.6 million increase in net income. Free cash flow (cash flow provided by operating activities less capital expenditures) was $555.1 million in 2012, compared with $457.8 million in 2011. EBITDA (earnings before interest, income taxes, depreciation and amortization) was $842.7 million in 2012, compared with $712.2 million in 2011. Free cash flow and EBITDA are presented because the Company is aware that they are measures used by third parties in evaluating the Company. (See tables on page 25 for a reconciliation of U.S. generally accepted accounting principles (GAAP) measures to comparable non-GAAP measures).

Cash used for investing activities totaled $803.7 million in 2012, compared with $526.5 million in 2011. In 2012, the Company paid $747.7 million for seven business acquisitions, net of cash received, compared with $474.9 million paid for five business acquisitions, net of cash received, in 2011. Additions to property, plant and equipment totaled $57.4 million in 2012, compared with $50.8 million in 2011.

Cash provided by financing activities totaled $174.5 million in 2012, compared with $31.9 million in 2011. In 2012, net total borrowings increased by $177.9 million, compared with a net total borrowings increase of $99.1 million in 2011. In 2012, the Company repurchased 141,000 shares of its common stock for $4.6 million, compared with $59.3 million used for repurchases of 2.5 million shares of the Company's common stock in 2011. At December 31, 2012, $100.9 million was available under the Board authorization for future share repurchases.

In September 2011, AMETEK completed a new five-year revolving credit facility with a total borrowing capacity of $700 million, which excludes an accordion feature that permits the Company to request up to an additional $200 million in revolving credit commitments at any time during the life of the revolving credit agreement under certain conditions. Interest rates on outstanding loans under either the current or replaced revolving credit facility are at the applicable London Interbank Offered Rate plus a negotiated spread, or at the U.S. prime rate. The new revolving credit facility replaced a $450 million total borrowing capacity revolving credit facility, which excluded a $100 million accordion feature, that was due to expire in June 2012. The new revolving credit facility provides the Company with additional financial flexibility to support its growth plans, including its successful acquisition strategy. At December 31, 2012, the Company had available borrowing capacity of $557.6 million under its revolving credit facility, including the $200 million accordion feature.

At December 31, 2012, total debt outstanding was $1,453.8 million, compared with $1,263.9 million at December 31, 2011, with no significant maturities until 2015. The debt-to-capital ratio was 36.4% at December 31, 2012, compared with 38.1% at December 31, 2011. The net debt-to-capital ratio (total debt less cash and cash equivalents divided by the sum of net debt and stockholders' equity) was 33.8% at December 31, 2012, compared with 34.8% at December 31, 2011. The net debt-to-capital ratio is presented because the Company is aware that this measure is used by third parties in evaluating the Company. (See table on page 25 for a reconciliation of U.S. GAAP measures to comparable non-GAAP measures.)

Additional financing activities for 2012 include cash dividends paid of $53.1 million, compared with $38.4 million in 2011. The increase in dividends in 2012 was driven by the 50% increase in the quarterly cash dividend rate on the Company's common stock to $0.06 per common share from $0.04 per common share on a post-split basis. Proceeds from the exercise of employee stock options were $39.4 million in 2012, compared with $19.6 million in 2011.

As a result of all of the Company's cash flow activities in 2012, cash and cash equivalents at December 31, 2012 totaled $158.0 million, compared with $170.4 million at December 31, 2011. At December 31, 2012, the Company had $150.6 million in cash outside the United States, compared with $168.2 million at December 31, 2011. The Company utilizes this cash to operate its international operations, as well as acquire international businesses. The Company is in compliance with all covenants, including financial covenants, for all of its debt agreements. The Company believes it has sufficient cash-generating capabilities from domestic and unrestricted foreign sources, available credit facilities and access to long-term capital funds to enable it to meet its operating needs and contractual obligations in the foreseeable future.

Forward-Looking Information and Risk Factors

Except for historical information contained in this summary annual report, certain statements made herein, which state the Company's prediction for the future, are forward-looking statements, which involve risks and uncertainties that exist in the Company's operations and business environment and are subject to change based on various important factors. Actual results may differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company. Additional information concerning risk and other factors that could have a material adverse effect on our business, or cause actual results to differ from projections, is contained in the Company's Form 10-K for the year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission.

Reports of Management

Management's Responsibility for Financial Statements

Management has prepared and is responsible for the integrity of the consolidated financial statements and related information. The statements are prepared in conformity with U.S. generally accepted accounting principles consistently applied and include certain amounts based on management's best estimates and judgments. Historical financial information elsewhere in this report is consistent with that in the financial statements.

In meeting its responsibility for the reliability of the financial information, management maintains a system of internal accounting and disclosure controls, including an internal audit program. The system of controls provides for appropriate division of responsibility and the application of written policies and procedures. That system, which undergoes continual reevaluation, is designed to provide reasonable assurance that assets are safeguarded and records are adequate for the preparation of reliable financial data.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. We maintain a system of internal controls that is designed to provide reasonable assurance as to the fair and reliable preparation and presentation of the consolidated financial statements; however, there are inherent limitations in the effectiveness of any system of internal controls.

Management recognizes its responsibility for conducting the Company's activities according to the highest standards of personal and corporate conduct. That responsibility is characterized and reflected in a code of business conduct for all employees, and in a financial code of ethics for the Chief Executive Officer and senior financial officers, as well as in other key policy statements publicized throughout the Company.

The Audit Committee of the Board of Directors, which is composed solely of independent directors who are not employees of the Company, meets with the independent registered public accounting firm, the internal auditors and management to satisfy itself that each is properly discharging its responsibilities. The report of the Audit Committee is included in the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders. Both the independent registered public accounting firm and the internal auditors have direct access to the Audit Committee.

The Company's independent registered public accounting firm, Ernst & Young LLP, is engaged to render an opinion as to whether management's financial statements present fairly, in all material respects, the Company's financial position and operating results. This report is included on page 19.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that the Company's internal control over financial reporting was effective as of December 31, 2012.

The Company's internal control over financial reporting as of December 31, 2012, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which appears on page 19.



Frank S. Hermance

Chairman of the Board and Chief Executive Officer



Robert R. Mandos, Jr.

Executive Vice President and Chief Financial Officer

February 21, 2013

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Board of Directors and Stockholders of AMETEK, Inc.:

We have audited AMETEK, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AMETEK, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Report on Internal Control Over Financial Reporting.* Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AMETEK, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AMETEK, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2012, and our report dated February 21, 2013 expressed an unqualified opinion thereon.

Ernst & Young LLP

Philadelphia, Pennsylvania

February 21, 2013

Report of Independent Registered Public Accounting Firm on Condensed Consolidated Financial Statements

To the Board of Directors and Stockholders of AMETEK, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AMETEK, Inc. at December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2012 (not presented separately herein) and in our report dated February 21, 2013, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 (presented on pages 20 through 23) is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AMETEK, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2013, expressed an unqualified opinion thereon.

Ernst & Young LLP

Philadelphia, Pennsylvania

February 21, 2013

Condensed Consolidated Statement of Income

(In thousands, except per share amounts)

	Year Ended December 31,		
	2012	2011	2010
Net sales	**$3,334,213**	$2,989,914	$2,470,952
Operating expenses:			
Cost of sales, excluding depreciation	**2,154,132**	1,955,779	1,646,892
Selling, general and administrative	**380,532**	349,321	296,482
Depreciation	**53,677**	48,873	45,420
Total operating expenses	**2,588,341**	2,353,973	1,988,794
Operating income	**745,872**	635,941	482,158
Other expenses:			
Interest expense	**(75,472)**	(69,729)	(67,522)
Other, net	**(7,925)**	(9,570)	(8,386)
Income before income taxes	**662,475**	556,642	406,250
Provision for income taxes	**203,343**	172,178	122,318
Net income	**$ 459,132**	$ 384,464	$ 283,932
Basic earnings per share	**$ 1.90**	$ 1.60	$ 1.19
Diluted earnings per share	**$ 1.88**	$ 1.58	$ 1.18
Weighted average common shares outstanding:			
Basic shares	**241,512**	240,383	238,584
Diluted shares	**243,986**	243,161	241,326

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in Appendix A to the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders.

Condensed Consolidated Statement of Comprehensive Income

	(In thousands) Year Ended December 31,		
	2012	**2011**	**2010**
Net income	**$459,132**	$384,464	$283,932
Other comprehensive income (loss):			
Amounts arising during the period - gains (losses), net of tax (expense) benefit:			
Foreign currency translation:			
Translation adjustments	**24,648**	(17,089)	(29,791)
Net investment hedges, net of tax of ($1,416), $221 and $1,893 in 2012, 2011 and 2010, respectively	**2,629**	(410)	(3,515)
Defined benefit pension plans:			
Net actuarial (loss) gain, net of tax of $15,222, $28,505 and ($7,189) in 2012, 2011 and 2010, respectively	**(30,509)**	(50,582)	11,864
Less: Amortization of net actuarial loss, net of tax of ($4,598), ($1,358) and ($2,659) in 2012, 2011 and 2010, respectively	**7,563**	2,914	4,306
Less: Amortization of prior service costs, net of tax of ($441), ($30) and ($95) in 2012, 2011 and 2010, respectively	**1,541**	33	153
Unrealized holding gain (loss) on available-for-sale securities:			
Unrealized gain (loss), net of tax of $33, ($92) and $165 in 2012, 2011 and 2010, respectively	**61**	(171)	306
Other comprehensive income (loss)	**5,933**	(65,305)	(16,677)
Total comprehensive income	**$465,065**	$319,159	$267,255

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in Appendix A to the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders.

Condensed Consolidated Balance Sheet

	(In thousands, except share amounts) December 31,	
	2012	2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 157,984	$ 170,392
Receivables, less allowance for possible losses	507,850	438,245
Inventories	428,935	380,471
Deferred income taxes	33,301	29,268
Other current assets	36,673	40,743
Total current assets	1,164,743	1,059,119
Property, plant and equipment, net	383,483	325,329
Goodwill	2,208,239	1,806,237
Other intangibles, net of accumulated amortization	1,309,727	982,957
Investments and other assets	123,864	145,848
Total assets	$5,190,056	$4,319,490
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings and current portion of long-term debt	$ 320,654	$ 140,508
Accounts payable	321,183	283,068
Income taxes payable	40,598	24,127
Accrued liabilities	197,534	181,172
Total current liabilities	879,969	628,875
Long-term debt	1,133,121	1,123,416
Deferred income taxes	482,852	389,088
Other long-term liabilities	158,963	125,306
Total liabilities	2,654,905	2,266,685
Stockholders' equity:		
Preferred stock, $0.01 par value; authorized: 5,000,000 shares; none issued	—	—
Common stock, $0.01 par value; authorized: 400,000,000 shares; issued: 2012 - 256,451,866 shares; 2011 - 253,824,112 shares	2,565	2,538
Capital in excess of par value	387,871	315,688
Retained earnings	2,507,419	2,101,615
Accumulated other comprehensive loss	(151,330)	(157,263)
Treasury stock: 2012 - 13,056,595 shares; 2011 - 13,266,742 shares	(211,374)	(209,773)
Total stockholders' equity	2,535,151	2,052,805
Total liabilities and stockholders' equity	$5,190,056	$4,319,490

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in Appendix A to the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders.

Condensed Consolidated Statement of Cash Flows

	(In thousands) Year Ended December 31,		
	2012	2011	2010
Cash provided by (used for):			
Operating activities:			
Net income	**$459,132**	$384,464	$283,932
Adjustments to reconcile net income to total operating activities:			
Depreciation and amortization	**105,471**	86,532	72,896
Deferred income taxes	**3,552**	12,154	3,774
Share-based compensation expense	**19,384**	22,147	16,596
Changes in assets and liabilities, net of acquisitions:			
Increase in receivables	**(4,225)**	(12,450)	(43,179)
Decrease (increase) in inventories and other current assets	**29,555**	(11,923)	7,334
(Decrease) increase in payables, accruals and income taxes	**(10,304)**	28,053	77,773
Increase in other long-term liabilities	**9,535**	550	6,382
Pension contribution	**(4,292)**	(5,386)	(3,555)
Other	**4,656**	4,424	1,060
Total operating activities	**612,464**	508,565	423,013
Investing activities:			
Additions to property, plant and equipment	**(57,427)**	(50,816)	(39,183)
Purchase of businesses, net of cash acquired	**(747,675)**	(474,441)	(538,585)
Other	**1,371**	(1,196)	10,945
Total investing activities	**(803,731)**	(526,453)	(566,823)
Financing activities:			
Net change in short-term borrowings	**179,426**	41,550	92,364
Additional long-term borrowings	**—**	58,981	125,120
Reduction in long-term borrowings	**(1,539)**	(1,463)	(78,200)
Repurchases of common stock	**(4,642)**	(59,336)	(78,609)
Cash dividends paid	**(53,083)**	(38,366)	(28,554)
Excess tax benefits from share-based payments	**14,970**	13,056	8,990
Proceeds from employee stock plans and other	**39,407**	17,436	21,518
Total financing activities	**174,539**	31,858	62,629
Effect of exchange rate changes on cash and cash equivalents	**4,320**	(6,786)	(1,967)
(Decrease) increase in cash and cash equivalents	**(12,408)**	7,184	(83,148)
Cash and cash equivalents:			
Beginning of year	**170,392**	163,208	246,356
End of year	**$157,984**	$170,392	$163,208

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in Appendix A to the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders.

Selected Financial Data

(In millions, except per share amounts)

	2012	2011	2010	2009	2008
Consolidated Operating Results (Year Ended December 31):					
Net sales	**$3,334.2**	$2,989.9	$2,471.0	$2,098.4	$2,531.1
Operating income	**$ 745.9**	$ 635.9	$ 482.2	$ 366.1	$ 432.7
Interest expense	**$ (75.5)**	$ (69.7)	$ (67.5)	$ (68.8)	$ (63.7)
Net income	**$ 459.1**	$ 384.5	$ 283.9	$ 205.8	$ 247.0
Diluted earnings per share[1]	**$ 1.88**	$ 1.58	$ 1.18	$ 0.85	$ 1.02
Dividends declared and paid per share[1]	**$ 0.22**	$ 0.16	$ 0.12	$ 0.11	$ 0.11
Diluted weighted average common shares outstanding[1]	**244.0**	243.2	241.3	242.7	241.7
Performance Measures and Other Data:					
Operating income - Return on net sales	**22.4%**	21.3%	19.5%	17.4%	17.1%
EBITDA[2]	**$ 842.7**	$ 712.2	$ 545.9	$ 428.0	$ 489.4
Ratio of EBITDA to interest expense[2]	**11.2x**	10.2x	8.2x	6.3x	7.7x
Depreciation and amortization	**$ 105.5**	$ 86.5	$ 72.9	$ 65.5	$ 63.3
Capital expenditures	**$ 57.4**	$ 50.8	$ 39.2	$ 33.1	$ 44.2
Cash provided by operating activities	**$ 612.5**	$ 508.6	$ 423.0	$ 364.7	$ 247.3
Free cash flow[3]	**$ 555.1**	$ 457.8	$ 383.8	$ 331.6	$ 203.1
Net income - Return on average total capital	**12.6%**	12.3%	10.2%	8.2%	10.9%
Net income - Return on average stockholders' equity	**20.0%**	20.1%	17.0%	14.4%	19.5%
Consolidated Financial Position (At December 31):					
Current assets	**$1,164.7**	$1,059.1	$ 974.5	$ 969.4	$ 954.6
Current liabilities	**$ 880.0**	$ 628.9	$ 550.9	$ 424.3	$ 447.5
Property, plant, and equipment, net	**$ 383.5**	$ 325.3	$ 318.1	$ 310.1	$ 307.9
Total assets	**$5,190.1**	$4,319.5	$3,818.9	$3,246.0	$3,055.5
Long-term debt	**$1,133.1**	$1,123.4	$1,071.4	$ 955.9	$1,093.2
Total debt	**$1,453.8**	$1,263.9	$1,168.5	$1,041.7	$1,111.7
Stockholders' equity	**$2,535.2**	$2,052.8	$1,775.2	$1,567.0	$1,287.8
Stockholders' equity per share[1]	**$ 10.42**	$ 8.53	$ 7.36	$ 6.46	$ 5.36
Total debt as a percentage of capitalization	**36.4%**	38.1%	39.7%	39.9%	46.3%
Net debt as a percentage of capitalization[4]	**33.8%**	34.8%	36.2%	33.7%	44.3%

(1) Diluted earnings per share, dividends declared and paid per share, diluted weighted average common shares outstanding and stockholders' equity per share have been adjusted to reflect a three-for-two stock split paid to stockholders on June 29, 2012.

(2) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is presented because the Company is aware that it is used by rating agencies, securities analysts, investors and other parties in evaluating the Company. It should not be considered, however, as an alternative to operating income as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of the Company's overall liquidity as presented in the Company's consolidated financial statements. Furthermore, EBITDA measures shown for the Company may not be comparable to similarly titled measures used by other companies. The following table presents the reconciliation of net income reported in accordance with U.S. generally accepted accounting principles (GAAP) to EBITDA:

	(In millions) Year Ended December 31,				
	2012	**2011**	**2010**	**2009**	**2008**
Net income	**$459.1**	$384.5	$283.9	$205.8	$247.0
Add (deduct):					
Interest expense	**75.5**	69.7	67.5	68.8	63.7
Interest income	**(0.7)**	(0.7)	(0.7)	(1.0)	(3.9)
Income taxes	**203.3**	172.2	122.3	88.9	119.3
Depreciation	**53.7**	48.9	45.4	42.2	45.8
Amortization	**51.8**	37.6	27.5	23.3	17.5
Total adjustments	**383.6**	327.7	262.0	222.2	242.4
EBITDA	**$842.7**	$712.2	$545.9	$428.0	$489.4

(3) Free cash flow represents cash flow from operating activities less capital expenditures. Free cash flow is presented because the Company is aware that it is used by rating agencies, securities analysts, investors and other parties in evaluating the Company. (Also see note 2 above). The following table presents the reconciliation of cash flow from operating activities reported in accordance with U.S. GAAP to free cash flow:

	(In millions) Year Ended December 31,				
	2012	**2011**	**2010**	**2009**	**2008**
Cash provided by operating activities	**$612.5**	$508.6	$423.0	$364.7	$247.3
Deduct: Capital expenditures	**(57.4)**	(50.8)	(39.2)	(33.1)	(44.2)
Free cash flow	**$555.1**	$457.8	$383.8	$331.6	$203.1

(4) Net debt represents total debt minus cash and cash equivalents. Net debt is presented because the Company is aware that it is used by rating agencies, securities analysts, investors and other parties in evaluating the Company. (Also see note 2 above). The following table presents the reconciliation of total debt reported in accordance with U.S. GAAP to net debt:

	(In millions) December 31,				
	2012	**2011**	**2010**	**2009**	**2008**
Total debt	**$1,453.8**	$1,263.9	$1,168.5	$1,041.7	$1,111.7
Less: Cash and cash equivalents	**(158.0)**	(170.4)	(163.2)	(246.4)	(87.0)
Net debt	**1,295.8**	1,093.5	1,005.3	795.3	1,024.7
Stockholders' equity	**2,535.2**	2,052.8	1,775.2	1,567.0	1,287.8
Capitalization (net debt plus stockholders' equity)	**$3,831.0**	$3,146.3	$2,780.5	$2,362.3	$2,312.5
Net debt as a percentage of capitalization	**33.8%**	34.8%	36.2%	33.7%	44.3%


Operating Income
(In millions)
$750
600
450
300
150
0
03 04 05 06 07 08 09 10 11 12


Net Income
(In millions)
$500
400
300
200
100
0
03 04 05 06 07 08 09 10 11 12


EBITDA
(In millions)
$1,000
800
600
400
200
0
03 04 05 06 07 08 09 10 11 12


Free Cash Flow
(In millions)
$600
500
400
300
200
100
0
03 04 05 06 07 08 09 10 11 12


Total Assets
(In millions)
$6,000
5,000
4,000
3,000
2,000
1,000
0
03 04 05 06 07 08 09 10 11 12


Capitalization
(In millions)
$4,000
3,000
2,000
1,000
0
03 04 05 06 07 08 09 10 11 12
Equity
Net Debt

DIRECTORS AND OFFICERS OF THE COMPANY

BOARD OF DIRECTORS

Anthony J. Conti
Retired Partner, PricewaterhouseCoopers LLP

Frank S. Hermance
Chairman of the Board and Chief Executive Officer

Charles D. Klein
A Managing Director of American Securities, LLC, and an executive officer of several affiliated entities

Steven W. Kohlhagen
Retired Financial Executive

James R. Malone
Founder and Managing Partner, Qorval LLC

Elizabeth R. Varet
Private Investor; a Managing Director of American Securities Management L.P.

Dennis K. Williams
Retired Chairman and Chief Executive Officer, IDEX Corporation

CORPORATE EXECUTIVE OFFICE

Frank S. Hermance
Chairman of the Board and Chief Executive Officer

David A. Zapico
Executive Vice President and Chief Operating Officer

Robert R. Mandos, Jr.
Executive Vice President and Chief Financial Officer

John Wesley Hardin
President, Electronic Instruments

Timothy N. Jones
President, Electromechanical Group

CORPORATE OFFICERS

William J. Burke
Senior Vice President, Comptroller and Treasurer

William D. Eginton
Senior Vice President, Corporate Development

Robert S. Feit
Senior Vice President and General Counsel

Gregory J. Kelble
Senior Vice President, Human Resources

Donald W. Carlson
Vice President, Strategic Procurement

Kevin C. Coleman
Vice President, Investor Relations

Thomas A. Deeney
Vice President, Corporate Compliance and Auditing

David A. Frank
Vice President, Taxation

Elaine M. Gorman
Vice President, Shared Services

Thomas M. Montgomery
Vice President, Planning and Analysis

Kenneth C. Weirman
Vice President and Chief Information Officer

OPERATING OFFICERS

Thomas C. Marecic
Senior Vice President, Electronic Instruments

H. Ian McGavisk
Senior Vice President, Engineered Materials, Interconnects and Packaging

Ronald J. Oscher
Senior Vice President, Electronic Instruments

Preben Carøe
Vice President, Measurement and Calibration Technologies

Eric Chaussin
Vice President, Floorcare and Specialty Motors Europe

Tony J. Ciampitti
Vice President, Power Systems and Instruments

Matthew J. Cole
Vice President, Advanced Measurement Technology

Timothy F. Croal
Vice President, Programmable Power

Peter C. de Jong
Vice President, Operations, Electromechanical Group, Reynosa

Neil J. Desmond
Vice President, Instrumentation and Specialty Controls

Matthew C. French
Vice President, Precision Motion Control

Mark A. Gordon
Vice President, Measurement and Power Systems

Allan Imrie
Vice President, Precision Instruments Europe

Lim Meng Kee
Vice President, Asia

Patrick J. McGeehan
Vice President, Specialty Metal Products

Gregory Myers
Vice President, HCC Industries

Denise M. Schier
Vice President, Floorcare and Specialty Motors

Roger A. Smith
Vice President, Sales and Marketing, Floorcare and Specialty Motors

Steven F. Sundberg
Vice President, Engineered Medical Components

James E. Visnic
Vice President, Chemical Products

Robert J. Vogel
Vice President, Thermal Management Systems

Bruce P. Wilson
Vice President, Ultra Precision Technologies

SHAREHOLDER INFORMATION

Corporate Office

AMETEK, Inc.
1100 Cassatt Road
Berwyn, PA 19312-1177 U.S.A.
610-647-2121 or 800-473-1286

The Corporate Office is located in suburban Philadelphia.

Investor Communications

Investors seeking the Form 10-K and additional information about the Company may call or write to Investor Relations at the Corporate Office. AMETEK earnings announcements, press releases, SEC filings and other investor information are available at the Investors section of AMETEK's website: www.ametek.com.

Annual Meeting

Wednesday, May 8, 2013, 11 a.m.
InterContinental The Barclay New York
Sutton Room
111 East 48th Street
New York, NY 10017

All shareholders are invited to attend.

Stock Exchange Listing

New York Stock Exchange
Symbol: AME

Shareholder Services

American Stock Transfer & Trust Co.
6201 15th Avenue
Brooklyn, NY 11219
Attn: Shareholder Services
718-921-8124 or 800-937-5449
www.amstock.com

AMETEK's transfer agent responds to inquiries regarding dividend payments, direct deposit of dividends, stock transfers, address changes and replacement of lost dividend payments and lost stock certificates.

Independent Registered Public Accounting Firm

Ernst & Young LLP
Philadelphia, Pennsylvania

Corporate Counsel

Stroock & Stroock & Lavan LLP
New York, New York

AMETEK is an equal opportunity employer.



For the most up-to-date investor information, scan this code with your smartphone to be taken to the Investors section of ametek.com.


AMETEK®

1100 Cassatt Road
Berwyn, PA 19312-1177 U.S.A.

www.ametek.com




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